

October 16, 2014

<u>VIA E-Mail</u>
Mr. Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212

  Re: **Kennedy-Wilson Holdings, Inc.**
    **Form 10-K for the year ended December 31, 2013**
    **Filed on March 3, 2014**
    **File No. 001-33824**

Dear Mr. Justin Enbody:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Kevin Woody

           Kevin Woody
           Branch Chief